Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated August 8, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 8, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

Q2 2013 Results

The Hague – August 8, 2013

Aegon grows earnings, sales and cash flows in Q2 2013

•	Strong underlying earnings; net income impacted by fair value items

•	Underlying earnings increase to EUR 478 million; positive effects of business growth and favorable equity markets partly offset by restructuring in Spain and unfavorable currency exchange rates

•	Net income of EUR 243 million impacted by fair value losses mainly due to higher equity markets, increased equity market volatility and rising interest rates

•	Return on equity amounts to 6.7%, or 7.4% excluding run-off businesses

•	Positive sales trend in accumulation and at-retirement products continues

•	New life sales increase 21% to EUR 520 million; particularly strong pension sales in the UK and NL

•	Accident and health and general insurance sales decrease 7% to EUR 187 million due to the termination of certain distribution partnerships

•	Deposits up 30% to EUR 12.7 billion; significant increases in asset management, variable annuity, retail mutual fund and pension deposits partly offset by lower stable value deposits

•	Market consistent value of new business increases significantly to EUR 202 million, the result of increased sales volumes, higher interest rates and management actions to improve margins

•	Continued strong capital position and cash flows

•	IGDa) solvency ratio at 220%, reflecting strong operating unit capital positions

•	Excess capital at holding increases to EUR 1.9 billion

•	Operational free cash flow of EUR 674 million; market impact and one-time items of EUR 308 million

•	Interim dividend increases to EUR 0.11 per share; dilutive effect of stock dividend to be neutralized

Statement of Alex Wynaendts, CEO

“The growth of our underlying earnings and sales during the quarter demonstrates that Aegon continues to benefit from its strategic transformation. Particularly strong performance in pensions and variable annuities in our key markets shows ongoing customer demand for our core retirement products.

“We continued to execute our strategy with a series of high-quality partnerships that strengthen Aegon’s distribution networks, expanding our reach and positioning us for further sales growth in the Americas, UK and Spain. These agreements are a unique opportunity to create long-term relationships with a large number of potential customers, as all of us at Aegon continue working to help people secure their financial future.

“Our strong capital position and operational free cash flows enable us to increase our interim dividend, a sign of our confidence in the company. With the business positioned to benefit from rising interest rates, recent developments in the US and elsewhere allow us to create further long-term value for both our customers and our shareholders.

“I am pleased to say that our solid performance this quarter shows that the decisions we have taken are the right ones, and supports future strategic actions that we feel are necessary to achieve a leadership position in each of our chosen markets.”

Key performance indicators

amounts in EUR millions b)	Notes	Q2 2013	Q1 2013%		Q2 2012%		YTD 2013	YTD 2012%
Underlying earnings before tax	1	478	445	7	457	5	923	896	3
Net income	2	243	204	19	249	(2)	447	774	(42)
Sales	3	1,975	1,738	14	1,604	23	3,713	3,362	10
Market consistent value of new business	4	202	232	(13)	117	73	434	242	79
Return on equity	5	6.7%	6.3%	6	7.1%	(6)	6.3%	7.0%	(10)

Media relations	Investor relations
Robin Boon	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Progress on execution of strategy highlighted at recent investor day

•	New distribution agreements to drive new business growth

•	Further signs that the company’s customer-centric strategy is delivering results

Strategic update

Aegon continues to make solid progress on its strategic transformation as highlighted by management at Aegon’s Analyst & Investor Conference in London. At the conference, Aegon’s CEO, Alex Wynaendts, emphasized the need to leverage Aegon’s strength in the At-Retirement market, while remaining focused on creating a truly customer-centric culture, particularly through on-going investment in technology and innovation. Aegon’s newly appointed CFO, Darryl Button, provided the trajectory toward the company’s 2015 financial targets, discussed Aegon’s capital management policy and announced a three-year capital deployment strategy.

Aegon is on track to achieve its target to double the proportion of earnings generated from fee-based businesses to 30-35%, as well as its aim to achieve operational free cash flows of between EUR 1.3 and 1.6 billion by 2015. Supported by new business growth at attractive returns, Aegon is on a clear path toward higher earnings and return on equity (RoE) growth. In an environment of low interest rates, however, the company recognizes that its underlying earnings and RoE have been impacted negatively, in line with previously provided sensitivities. Aegon is currently on a trajectory to deliver an increase in underlying earnings before tax of 7-10% from 2012 to 2015. With regard to its return on equity target, Aegon is currently on a path to achieve an RoE of between 8-10%, assuming current reinvestment yields until 2015, and taking into account the recent preferred share transaction and further capital deleveraging. Management, however, affirms its ambition to achieve an RoE of 10-12% and recognizes that additional actions are required to do so.

Aegon outlined its disciplined capital management policy to promote sustainable cash flows and support its strategic transformation. The company’s business unit capitalization between its self-imposed target and buffer levels enables it to satisfy local regulatory and rating agency requirements while facilitating stable dividends to the holding. Holding excess capital allows Aegon to service debt, pay a sustainable dividend to shareholders and execute its strategy. Management also introduced a three-year capital deployment strategy, supported by the strong capitalization levels in most of Aegon’s business units and at the holding. This balanced strategy includes commitments to reduce leverage, maintain a sustainable cash dividend and execute strategic priorities.

Aegon continues to pursue its strategic aim to be a leader in all of its chosen markets, supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio; Enhance customer loyalty; Deliver operational excellence; and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

Continued success in developing new distribution agreements has been a key driver of new business growth, allowing Aegon to expand its market presence and further strengthen its market position. In the Americas, approximately 20% of Transamerica’s new Life & Protection business is from distribution that did not exist five years ago. Variable annuity sales growth in the Americas has also been supported by new distribution agreements. These include the launch of a private label variable annuity with Voya, announced earlier this year, and the recently-announced agreement with leading brokerage firm Edward Jones. In the United Kingdom, Aegon was selected by Mercer as one of their three large defined-contribution provider partners, and as the sole partner for their SME business. This important agreement highlights the relevance and growing success of Aegon’s new pension platform, and builds on the distribution agreement with Barclays Bank announced earlier this year.

In Spain, Aegon began distributing insurance products through its expanded network, created as a result of a significant new partnership with Banco Santander, Spain’s leading bank.

Aegon identified further opportunities to optimize its portfolio to achieve its ambition. In the United Kingdom, Aegon announced the sale of its distribution business, Positive Solutions, allowing the company to focus fully on its life and pension businesses and the success of its new platform business. Aegon will continue to review all of its businesses for strategic fit and return prospects. In Spain, Aegon’s previously announced exits of its joint ventures with Unnim and Caja de Ahorros del Mediterráneo (CAM) closed on May 7, 2013 and July 19, 2013 respectively.

Deliver operational excellence

Strict pricing discipline has led to increased profitability, despite lower interest rates, and will be a driver of earnings growth and RoE expansion. Aegon’s strict market consistent pricing standards encourage products that are less sensitive to financial markets. It has also led to product adjustments, including real-time pricing of universal life products and re-priced long-term care and variable annuities in the US, and re-priced disability products in the Netherlands.

Aegon’s continued focus on cost efficiency is evident with recently-announced changes to its distribution structure in the United Kingdom, including the closure of six regional sales offices. These cost savings are in addition to significant reductions already realized in the United Kingdom. Cost discipline extends to all parts of the organization. The Dutch business is on track to achieve its cost reduction targets. In the Americas, the aim is to keep operating expenses flat while growing the business faster than the industry. However, sales and employee related expenses incurred due to the exceptionally strong growth levels put upward pressure on cost levels. At the holding, a reduction of operating expenses and lower funding costs through deleveraging have been realized.

Enhance customer loyalty

Aegon believes that creating a customer-centric culture will enable it to further grow by responding to changing markets and customer behaviors. A key element of Aegon’s strategy is to get closer to its customers by increased deployment of technology at all levels of the organization. In the US, Transamerica released the Retirement Outlook Estimator, a new mobile app designed to help users understand and plan for a healthy financial future by projecting a personalized retirement outlook against their retirement goals. In India, Aegon Religare won the E-Business leader award for innovative online life insurance products iTerm and iHealth. These simple online products, the first of their kind available in India, were commended for improving digital distribution to the customer.

For the fourth year in a row, Aegon won the prestigious Pension Provider of the Year award at the European Pensions Awards. The award recognizes the work of multinational companies and their advisors to develop and implement effective pension solutions. It reflects Aegon’s expertise in and dedication to cross-border European pension solutions, and validates Aegon’s client-focused approach to pensions.

Empower employees

Aegon continues to implement initiatives to help employees better understand Aegon’s goals and how they contribute individually to the company’s success. In an effort to develop a truly customer-centric culture, Aegon recently rolled out its Customer License Program, encouraging employees to focus on solutions to customer issues in which they have particular interest. Employees in this program spend time at one of the company’s customer service call centers, with one of its intermediaries or in another capacity that provides them with direct customer interaction. Aegon believes this initiative, and others similar to it, will help its employees better relate to customers, ultimately translating into a stronger market position with increased customer brand loyalty.

Financial overview c)

EUR millions	Notes	Q2 2013	Q1 2013%		Q2 2012%		YTD 2013	YTD 2012%
Underlying earnings before tax
Americas		360	312	15	349	3	672	652	3
The Netherlands		74	85	(13)	74	—	159	155	3
United Kingdom		27	24	13	26	4	51	56	(9)
New markets		52	62	(16)	64	(19)	114	152	(25)
Holding and other		(35)	(38)	8	(56)	38	(73)	(119)	39

Underlying earnings before tax		478	445	7	457	5	923	896	3

Fair value items		(270)	(286)	6	82	—	(556)	230	—
Realized gains / (losses) on investments		82	113	(27)	85	(4)	195	130	50
Impairment charges		(57)	(17)	—	(42)	(36)	(74)	(83)	11
Other income / (charges)		27	(4)	—	(254)	—	23	(271)	—
Run-off businesses		13	(14)	—	7	86	(1)	5	—

Income before tax		273	237	15	335	(19)	510	907	(44)
Income tax		(30)	(33)	9	(86)	65	(63)	(133)	53

Net income		243	204	19	249	(2)	447	774	(42)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		242	204	19	249	(3)	446	774	(42)
Non-controlling interests		1	—	—	—	—	1	—	—

Net underlying earnings		361	323	12	346	4	684	684	—

Commissions and expenses		1,491	1,417	5	1,555	(4)	2,908	2,939	(1)
of which operating expenses	11	844	804	5	799	6	1,648	1,565	5

New life sales
Life single premiums		1,652	1,491	11	1,068	55	3,143	2,228	41
Life recurring premiums annualized		355	350	1	321	11	705	650	8

Total recurring plus 1/10 single		520	499	4	428	21	1,019	873	17

New life sales
Americas	12	124	110	13	126	(2)	234	246	(5)
The Netherlands		48	40	20	23	109	88	55	60
United Kingdom		292	286	2	211	38	578	424	36
New markets	12	56	63	(11)	68	(18)	119	148	(20)

Total recurring plus 1/10 single		520	499	4	428	21	1,019	873	17

New premium production accident and health insurance		173	225	(23)	187	(7)	398	382	4
New premium production general insurance		14	14	—	13	8	28	27	4

Gross deposits (on and off balance)
Americas	12	6,417	6,988	(8)	6,644	(3)	13,405	14,036	(4)
The Netherlands		327	404	(19)	367	(11)	731	927	(21)
United Kingdom		73	49	49	9	—	122	17	—
New markets	12	5,855	2,563	128	2,737	114	8,418	5,820	45

Total gross deposits		12,672	10,004	27	9,757	30	22,676	20,800	9

Net deposits (on and off balance)
Americas	12	1,185	1,613	(27)	738	61	2,798	1,799	56
The Netherlands		85	(134)	—	(66)	—	(49)	(251)	80
United Kingdom		56	40	40	(1)	—	96	(2)	—
New markets	12	2,233	145	—	619	—	2,378	1,983	20

Total net deposits excluding run-off businesses		3,559	1,664	114	1,290	176	5,223	3,529	48
Run-off businesses		(644)	(1,073)	40	(479)	(34)	(1,717)	(1,639)	(5)

Total net deposits		2,915	591	—	811	—	3,506	1,890	86

Revenue-generating investments

	Jun. 30,	Dec. 31,
	2013	2012	%
Revenue-generating investments (total)	465,772	459,077	1

Investments general account	140,388	145,021	(3)
Investments for account of policyholders	155,893	152,968	2
Off balance sheet investments third parties	169,491	161,088	5

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax increased 5% to EUR 478 million compared to the second quarter of 2012. Business growth and the positive effects of favorable equity markets more than offset the loss of earnings due to the sale of Prisma in the fourth quarter of 2012 and the company’s interests in partnerships in Spain (EUR 11 million), as well as the impact of unfavorable currency exchange rates (EUR 12 million).

Underlying earnings from the Americas increased to EUR 360 million. The 3% increase on the second quarter of 2012 is mainly the result of growth in Variable Annuities and Pensions, partly offset by higher sales and employee related expenses.

In the Netherlands, underlying earnings were stable at EUR 74 million as higher earnings in Life & Savings were partly offset by lower Pension earnings due to adverse underwriting results. Earnings from non-life did not increase compared to the second quarter of 2012, as improved earnings from disability were offset by adverse claim experience in general insurance.

Underlying earnings from Aegon’s operations in the United Kingdom of EUR 27 million were up 4% compared to the second quarter of 2012. Earnings were negatively impacted by adverse persistency (EUR 9 million) following the implementation of the Retail Distribution Review. It is expected that the effects of adverse persistency will start to wear off in the second half of 2013. These effects were more than made up for by favorable equity market movements, improved mortality and favorable claims experience.

Underlying earnings from New Markets decreased 19% to EUR 52 million. Higher earnings from Aegon Asset Management were more than offset by lower underlying earnings from Central & Eastern Europe and Spain. Results in Spain were impacted by EUR 8 million as a result of the divestments of the joint ventures with Banca Cívica and Unnim, while earnings from Central & Eastern Europe were impacted by unfavorable claims experience and included a charge of EUR 2 million related to the recently introduced insurance tax in Hungary.

Total holding costs decreased 38% to EUR 35 million, mainly as a result of lower net interest expenses following debt redemptions and lower operating expenses at the holding.

Net income

Net income decreased 2% to EUR 243 million as higher underlying earnings and higher other income were more than offset by losses from fair value items.

Fair value items

The results from fair value items amounted to a loss of EUR 270 million. This was primarily caused by the loss on fair value hedges without an accounting match under IFRS, which amounted to EUR 152 million in the second quarter of 2013. The main drivers were rising equity markets, increased equity market volatility, but also higher interest rates.

Fair value hedging with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block and the guarantees on general account products in the Netherlands, contributed EUR 20 million to earnings. Fair value investments underperformed by EUR 75 million during the second quarter of 2013, mainly driven by alternative investments in the Americas and the residential rental real estate portfolio in the Netherlands.

The loss on other fair value items amounted to EUR 63 million, mainly driven by lower credit spreads impacting outstanding medium term notes, foreign currency movements and rising interest rates.

Realized gains on investments

In the second quarter, realized gains on investments amounted to EUR 82 million and were the result of asset liability management and normal trading activity in the investment portfolio.

Impairment charges

Impairments were up modestly compared to last year to EUR 57 million. These were largely related to impairments on structured assets in the Americas and a single corporate exposure in the UK, as well as residential mortgage loans in the Netherlands.

Other income

Other income amounted to EUR 27 million and related mostly to the gain of EUR 102 million on the sale of the joint venture with Unnim, offset by charges in the United Kingdom related to business transformation costs (EUR 32 million) and the divestment of Positive Solutions (EUR 22 million), and a provision of EUR 25 million in the Netherlands following the KoersPlan court verdict in June.

On June 14, 2013, the Supreme Court denied Aegon’s appeal and confirmed the ruling of the Court of Appeal from 2011 in the KoersPlan case. Aegon will compensate the approximately 35,000 policyholders of KoersPlan-products who were plaintiffs in the litigation. To cover for this liability, Aegon set up a provision of EUR 25 million in the second quarter of 2013. For policyholders of KoersPlan-products not plaintiffs in the litigation, the company is establishing whether any adjustment of the premium is appropriate.

Run-off businesses

The results of run-off businesses increased to EUR 13 million, mainly due to improved results in the life reinsurance business in the Americas.

Income tax

Income tax amounted to EUR 30 million in the second quarter. The effective tax rate on underlying earnings for the second quarter of 2013 was 24%. The effective tax rate on total income was 11%, driven by the combined effects of negative fair value items taxed at nominal rates, tax credits and tax exempt items including the gain on the sale of the Unnim joint venture.

Return on equity

Return on equity decreased to 6.7% for the second quarter of 2013 as higher net underlying earnings were outweighed by higher preferred dividend payments and the increase in shareholders’ equity resulting from the conversion of the preferred shares into common shares. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 7.4% over the same period.

Operating expenses

In the second quarter, operating expenses increased 6% to EUR 844 million mainly as a result of higher sales and employee related expenses in the United States and business transformation costs in the United Kingdom.

Sales

Compared to the second quarter of 2012, Aegon’s total sales increased 23% to EUR 2.0 billion. New life sales were up by 21%, driven mainly by higher pension production as a result of strong market propositions in the Netherlands and the United Kingdom. In the Americas, new life sales were flat on a US dollar basis, primarily driven by lower universal life sales due to product withdrawals and product redesign, resulting from the focus on value creation. Gross deposits remained strong particularly in both the variable annuity and retail mutual fund businesses in the United States and Aegon Asset Management. Net deposits, excluding run-off businesses, amounted to EUR 3.6 billion and were driven primarily by variable annuity and retirement deposits in the United States and third party inflow at Aegon Asset Management.

Market consistent value of new business

The market consistent value of new business increased strongly to EUR 202 million mainly as a result of strong sales growth and higher margins in the United States, as well as a higher contribution from mortgages and increased pension production in the Netherlands.

Revenue-generating investments

Revenue-generating investments declined 2% during the second quarter of 2013 to EUR 466 billion, as the negative impact of rising interest rates more than offset continued net inflows.

Capital management

Shareholders’ equity decreased EUR 2.5 billion compared to the end of the first quarter of 2013 to EUR 21.1 billion at June 30, 2013, as higher interest rates resulted in lower revaluation reserves. The revaluation reserves declined by EUR 2.0 billion to EUR 3.7 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 18.3 billion. The gross financial leverage ratio improved to 30.5% in the second quarter, as a USD 750 million senior bond which matured in June was not refinanced.

Excess capital in the holding increased to EUR 1.9 billion, as distributions to the holding and the proceeds on the sale of the joint venture with Unnim more than offset the cash used for the conversion of the preferred shares, the investment in the new joint venture with Banco Santander, dividend and interest payments and operating expenses. During the second quarter of 2013, Aegon received EUR 0.6 billion net cash distributions from its operating units. The Americas contributed EUR 0.4 billion and the Netherlands EUR 0.3 billion.

Shareholders’ equity per common share, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 8.69 at June 30, 2013.

At June 30, 2013, Aegon’s Insurance Group Directive (IGD) ratio slightly declined to 220%, including a 6% negative impact from the conversion of the preferred shares. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States decreased to ~465% as net income for the quarter was offset by the USD 0.6 billion distributions to the holding. On a S&P basis, the surplus above the level required for a AA rating slightly declined to approximately USD 0.8 billion. The Pillar I ratio in the United Kingdom was ~170% at the end of the second quarter of 2013, reflecting favorable movements of interest rates. The IGD ratio excluding the benefit from the introduction of the ultimate forward rate and Aegon Bank in the Netherlands increased to ~235%, driven by the net income for the quarter and rising interest rates.

Cash flows

Operational free cash flows were EUR 674 million in the second quarter of 2013. Excluding one-time items of EUR (16) million and market impacts of EUR 324 million, operational free cash flows amounted to EUR 366 million. The impact of market movements during the second quarter resulted mainly from the benefit of rising interest rates in the Americas and in the Netherlands.

Interim dividend

The 2013 interim dividend amounts to EUR 0.11 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon will neutralize the dilutive effect of the stock dividend on earnings per share.

Aegon’s shares will be quoted ex-dividend on August 15, 2013. The record date is August 19, 2013. The election period for shareholders will run from August 21 up to and including September 6, 2013. The stock fraction will be based on the average share price on Euronext Amsterdam from September 2 through September 6, 2013. The stock dividend ratio will be announced on September 6, 2013 after closing of Euronext Amsterdam. The dividend will be payable as of September 13, 2013.

Financial overview, Q2 2013 geographically c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	158	59	27	20	—	264
Individual savings and retirement products	134	—	—	(5)	—	129
Pensions	67	19	—	2	—	88
Non-life	—	(10)	—	3	—	(7)
Distribution	—	4	—	—	—	4
Asset Management	—	—	—	26	—	26
Other	—	—	—	—	(35)	(35)
Share in underlying earnings before tax of associates	1	2	—	6	—	9

Underlying earnings before tax	360	74	27	52	(35)	478

Fair value items	(147)	(36)	—	(8)	(79)	(270)
Realized gains / (losses) on investments	30	23	28	1	—	82
Impairment charges	(31)	(14)	(16)	4	—	(57)
Other income / (charges)	(1)	(27)	(51)	106	—	27
Run-off businesses	13	—	—	—	—	13

Income before tax	224	20	(12)	155	(114)	273
Income tax	(53)	(1)	8	(12)	28	(30)

Net income	171	19	(4)	143	(86)	243

Net underlying earnings	258	57	29	38	(21)	361

Employee numbers

	Jun. 30, 2013	Dec. 31, 2012
Employees excluding agents, joint ventures and associates	20,962	20,902
Agents	2,881	2,748

Total number of employees excluding joint ventures & associates	23,843	23,650
Aegon’s share of employees (including agents) in joint ventures	727	757
Aegon’s share of employees (including agents) in associates	2,334	2,443

Total	26,904	26,850

Currencies

Income statement items: average rate 1 EUR = USD 1.3124 (2012: USD 1.2962).

Income statement items: average rate 1 EUR = GBP 0.8502 (2012: GBP 0.8217).

Balance sheet items: closing rate 1 EUR = USD 1.2999 (2012: USD 1.2691; year-end 2012.Q4: USD 1.3184).

Balance sheet items: closing rate 1 EUR = GBP 0.8570 (2012: GBP 0.8091; year-end 2012.Q4: GBP 0.8111).

AMERICAS

•	Underlying earnings before tax increase 4% to USD 469 million

•	Net income declines to USD 222 million due to lower results from fair value items

•	Sales of life insurance stable at USD 162 million, as higher term life sales were offset by lower universal life sales due to focus on profitability

•	Gross deposits of USD 8.4 billion reflect strong growth in variable annuities and retail mutual funds

Underlying earnings before tax

Underlying earnings from the Americas in the second quarter of 2013 amounted to USD 469 million. Earnings growth in both the Pension and Variable Annuities businesses and higher investment income a result of extending duration in the general account were partially offset by higher sales-related expenses of USD 9 million, resulting from strong sales growth from retirement solutions and variable annuity products.

•	Life & Protection earnings declined 1% to USD 195 million, as growth of the business was offset by lower reinvestment rates due to the low interest rate environment.

•

Earnings from Individual Savings & Retirement were up 12% to USD 172 million. Variable annuities earnings increased by 21% to USD 104 million, primarily as a result of higher fee income from higher account balances, more than off-setting higher sales-related expenses. Fixed annuity earnings declined to USD 61 million, driven by the reduction of the portfolio as the business is being de-emphasized. Earnings from retail mutual funds increased to USD 7 million, as the positive impact of higher account balances was partly offset by increased non-deferrable sales-related expenses.

•

Employer Solutions & Pensions earnings increased 14% to USD 89 million, resulting from the positive effect of higher average account balances, partly offset by higher hedging costs for stable value solutions.

•	Earnings from Canada declined to USD 12 million, as the second quarter of 2012 included favorable one-time items of USD 6 million.

Net income

Net income from Aegon’s businesses in the Americas declined to USD 222 million in the second quarter. Higher underlying earnings and lower impairments were more than offset by a sharp decline in the results from fair value items and lower realized gains.

The loss on fair value hedges without an accounting match under IFRS amounted to USD 157 million in the second quarter of 2013. The main drivers were rising equity markets, increased equity market volatility, but also higher interest rates. Fair value hedging with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block, contributed USD 13 million to earnings.

Alternative asset performance was USD 43 million below the expected return, mainly driven by lower hedge fund and real estate returns.

Gains on investments of USD 38 million were realized as a result of normal trading activity. Impairments remained low in the current benign credit environment, declining to USD 41 million for the quarter. Impairments were primarily recorded on investments in non-housing related asset-backed securities and subprime residential mortgage-backed securities.

The results of run-off businesses increased to USD 17 million, mainly driven by improved results in the life reinsurance business.

Return on capital

In the second quarter of 2013, the return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, amounted to 7.1%. Excluding the capital allocated to the run-off businesses, return on capital amounted to 8.2%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 5% to USD 488 million, mainly due to USD 9 million of higher sales-related expenses and USD 9 million of higher employee-related costs.

Sales

New life sales were stable at USD 162 million as growth, particularly in term life, was offset by lower universal life sales due to product withdrawals and product redesign as a result of focus on value creation. New premium production for accident and health insurance declined 8% to USD 207 million, driven by the loss of two distribution partners for travel insurance and the termination of certain affinity marketing partnerships.

Gross deposits amounted to USD 8.4 billion. Gross deposits in variable annuities and retail mutual funds were up by 64% compared to the second quarter of 2012. Variable annuities gross deposits increased 73%, mainly driven by the competitive environment which continues to be affected by a number of large competitors scaling back as well as our continued focus on key distribution partners. New variable annuity distribution arrangements continue to be added, including a recent distribution agreement with Edward Jones, one of the leading brokerage firms in the United States. Retirement plan deposits were up 4% compared to the same quarter of 2012, and continued to benefit from the focus on retirement readiness by growing customer participation and contributions through auto enrollment and auto escalation. Gross deposits in stable value solutions of USD 0.3 billion were down as stable value balances are targeted to be maintained around current levels.

Net deposits, excluding run-off businesses, grew strongly to USD 1.5 billion in the second quarter. Aegon’s core growth areas of variable annuities and pensions each recorded net inflows of USD 1.3 billion. Net flows into retail mutual funds improved to USD 0.2 billion, led by strong sales growth and lower outflow from equity funds. Net deposits in stable value solutions remained negative as the business targeted maintaining stable value assets at current levels. Aegon is de-emphasizing sales of fixed annuities as part of a strategic repositioning and incurred net outflows of USD 0.6 billion in the second quarter.

Market consistent value of new business

The market consistent value of new business more than doubled to USD 150 million in the second quarter of 2013, driven by improvements in variable annuities and life products. The former was driven primarily by higher sales volumes during the second quarter, while margins increased modestly. The improvement in life insurance is primarily the result of re-pricing and withdrawing certain products, including universal life products with secondary guarantees.

Revenue-generating investments

Revenue-generating investments amounted to USD 341 billion at the end of the second quarter, down 1% compared with the end of the first quarter of 2013. Investments for account of policyholders and off balance sheet investments for third parties were up by 1%, as net inflows were partially offset by lower bond markets. The general account assets decreased as a result of outflows from the run-off businesses and fixed annuities, as well as the negative market impact from higher interest rates.

Americas c)

USD millions	Notes	Q2 2013	Q1 2013%		Q2 2012%		YTD 2013	YTD 2012%
Underlying earnings before tax by line of business
Life and protection		195	160	22	197	(1)	355	346	3
Fixed annuities		61	56	9	63	(3)	117	126	(7)
Variable annuities		104	102	2	86	21	206	184	12
Retail mutual funds		7	5	40	5	40	12	10	20

Individual savings and retirement products		172	163	6	154	12	335	320	5
Employer solutions & pensions		89	82	9	78	14	171	150	14
Canada		12	6	100	18	(33)	18	25	(28)
Latin America		1	2	(50)	2	(50)	3	5	(40)

Underlying earnings before tax		469	413	14	449	4	882	846	4

Fair value items		(190)	(307)	38	(103)	(84)	(497)	(20)	—
Realized gains / (losses) on investments		38	62	(39)	70	(46)	100	82	22
Impairment charges		(41)	1	—	(50)	18	(40)	(89)	55
Other income / (charges)		(2)	(6)	67	(2)	—	(8)	(3)	(167)
Run- off businesses		17	(18)	—	9	89	(1)	6	—

Income before tax		291	145	101	373	(22)	436	822	(47)
Income tax		(69)	—	—	(89)	22	(69)	(163)	58

Net income		222	145	53	284	(22)	367	659	(44)

Net underlying earnings		336	295	14	329	2	631	611	3

Commissions and expenses		1,096	1,062	3	1,214	(10)	2,158	2,255	(4)
of which operating expenses		488	491	(1)	463	5	979	927	6

New life sales	12
Life single premiums		20	44	(55)	62	(68)	64	127	(50)
Life recurring premiums annualized		160	141	13	156	3	301	306	(2)

Total recurring plus 1/10 single		162	145	12	162	—	307	319	(4)

Life & protection		133	119	12	134	(1)	252	267	(6)
Canada		17	16	6	15	13	33	29	14
Latin America		12	10	20	13	(8)	22	23	(4)

Total recurring plus 1/10 single		162	145	12	162	—	307	319	(4)

New premium production accident and health insurance		207	264	(22)	225	(8)	471	456	3

Gross deposits (on and off balance) by line of business	12
Life & protection		1	2	(50)	3	(67)	3	6	(50)
Fixed annuities		136	189	(28)	77	77	325	168	93
Variable annuities		2,251	1,622	39	1,304	73	3,873	2,518	54
Retail mutual funds		1,224	1,187	3	812	51	2,411	1,566	54

Individual savings & retirement products		3,611	2,998	20	2,193	65	6,609	4,252	55
Employer solutions & pensions		4,725	6,168	(23)	6,278	(25)	10,893	13,822	(21)
Canada		30	47	(36)	33	(9)	77	107	(28)
Latin America		5	6	(17)	3	67	11	7	57

Total gross deposits		8,372	9,221	(9)	8,510	(2)	17,593	18,194	(3)

Net deposits (on and off balance) by line of business	12
Life & protection		(12)	(10)	(20)	(10)	(20)	(22)	(20)	(10)
Fixed annuities		(608)	(553)	(10)	(607)	—	(1,161)	(1,235)	6
Variable annuities		1,304	699	87	449	190	2,003	812	147
Retail mutual funds		150	243	(38)	88	70	393	57	—

Individual savings & retirement products		846	389	117	(70)	—	1,235	(366)	—
Employer solutions & pensions		803	1,841	(56)	1,112	(28)	2,644	2,909	(9)
Canada		(96)	(94)	(2)	(92)	(4)	(190)	(197)	4
Latin America		3	3	—	2	50	6	6	—

Total net deposits excluding run-off businesses		1,544	2,129	(27)	942	64	3,673	2,332	58
Run-off businesses		(838)	(1,416)	41	(606)	(38)	(2,254)	(2,125)	(6)

Total net deposits		706	713	(1)	336	110	1,419	207	—

Revenue-generating investments

	Jun. 30,	Dec. 31,
	2013	2012	%
Revenue-generating investments (total)	340,890	333,759	2

Investments general account	107,039	113,988	(6)
Investments for account of policyholders	92,832	86,975	7
Off balance sheet investments third parties	141,019	132,796	6

THE NETHERLANDS

•	Underlying earnings before tax flat at EUR 74 million, as improvements in Life & Savings are offset by lower earnings in Pensions

•	Increase in net income to EUR 19 million, due to lower one-time charges

•	New life sales more than double to EUR 48 million as a result of strong pension sales

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands were stable at EUR 74 million as higher earnings in Life & Savings were offset by lower earnings in Pensions.

•

Earnings from Aegon’s Life & Savings operations in the Netherlands increased to EUR 59 million, up 13% compared to the second quarter of 2012. The positive effect of lower funding costs due to lower Euribor rates was partly offset by the impact of EUR 7 million of reduced policy charges on unit-linked products, as part of the acceleration of product improvements to unit-linked insurance policies.

•	Earnings from the Pension business declined to EUR 19 million, mainly due to higher claims related to morbidity.

•

Non-life recorded a loss of EUR 10 million, as an improvement in the profitability of disability products was offset by higher claims in the general insurance business. Management actions have been taken to improve the profitability of the general insurance business, including ending unprofitable proxy relationships and raising prices.

•	The distribution businesses recorded a profit of EUR 4 million, stable compared to the second quarter of 2012.

Net income

Net income from Aegon’s businesses in the Netherlands increased to EUR 19 million. Realized gains on investments totaled EUR 23 million and were the result of normal trading activity. Results on fair value items amounted to a loss of EUR 36 million, mainly driven by the negative market value movements on the rental residential real estate portfolio. Impairments of EUR 14 million were caused by the residential mortgage portfolio, partially driven by the increasing duration of arrears. Incurred losses on the mortgage portfolio did not show a significant increase in the second quarter.

Other charges included a provision of EUR 25 million related to the June verdict of the Supreme Court on the KoersPlan case, compared to a one-time charge of EUR 265 million before tax in the second quarter of 2012 that was related to the acceleration of product improvements for unit-linked insurance policies in the Netherlands.

On June 14, 2013, the Supreme Court denied Aegon’s appeal and confirmed the ruling of the Court of Appeal from 2011 in the KoersPlan case. Aegon will compensate the approximately 35,000 policyholders of KoersPlan-products who were plaintiffs in the litigation. To cover for this liability, Aegon set up a provision of EUR 25 million in the second quarter of 2013. For policyholders of KoersPlan-products not plaintiffs in the litigation, the company is establishing whether any adjustment of the premium is appropriate.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, declined to 6.0%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined 3% to EUR 181 million, the result of the successful implementation of the cost reduction program.

Sales

New life sales more than doubled in the second quarter to EUR 48 million. Pension sales increased strongly to EUR 38 million, as a result of a strong market proposition. Individual life sales declined 17% to EUR 10 million, primarily driven by a shrinking Dutch life insurance market as a result of the market wide switch to bank savings.

Production of mortgages in the second quarter of 2013 amounted to EUR 437 million, below the level achieved in the second quarter of 2012, as new production was intentionally scaled back. Premium production for accident and health insurance amounted to EUR 4 million, stable compared to the second quarter of 2012. General insurance production amounted to EUR 6 million, down 14% compared to the second quarter of 2012.

Gross deposits decreased to EUR 327 million, as customers in the Dutch savings market were less active in transferring their assets.

Market consistent value of new business

The market consistent value of new business in the Netherlands amounted to EUR 42 million, up 40% compared to the second quarter of 2012. This increase was driven by higher pension sales and higher contributions from mortgages.

Revenue-generating investments

Revenue-generating investments amounted to EUR 69 billion, down 2% compared with the previous quarter.

The Netherlands

EUR millions	Notes	Q2 2013	Q1 2013%		Q2 2012%		YTD 2013	YTD 2012%
Underlying earnings before tax by line of business
Life and Savings		59	67	(12)	52	13	126	109	16
Pensions		19	13	46	27	(30)	32	48	(33)
Non-life		(10)	(1)	—	(11)	9	(11)	(15)	27
Distribution		4	6	(33)	4	—	10	11	(9)
Share in underlying earnings before tax of associates		2	—	—	2	—	2	2	—

Underlying earnings before tax		74	85	(13)	74	—	159	155	3

Fair value items		(36)	(73)	51	134	—	(109)	168	—
Realized gains / (losses) on investments		23	63	(63)	(6)	—	86	28	—
Impairment charges		(14)	(8)	(75)	(3)	—	(22)	(6)	—
Other income / (charges)		(27)	—	—	(266)	90	(27)	(269)	90

Income before tax		20	67	(70)	(67)	—	87	76	14
Income tax		(1)	(8)	88	27	—	(9)	21	—

Net income		19	59	(68)	(40)	—	78	97	(20)

Net underlying earnings		57	65	(12)	59	(3)	122	123	(1)

Commissions and expenses		254	252	1	265	(4)	506	532	(5)
of which operating expenses		181	179	1	186	(3)	360	370	(3)

New life sales
Life single premiums		389	346	12	146	166	735	391	88
Life recurring premiums annualized		10	5	100	9	11	15	16	(6)

Total recurring plus 1/10 single		48	40	20	23	109	88	55	60

Life and Savings		10	14	(29)	12	(17)	24	30	(20)
Pensions		38	26	46	11	—	64	25	156

Total recurring plus 1/10 single		48	40	20	23	109	88	55	60

New premium production accident and health insurance		4	13	(69)	4	—	17	13	31
New premium production general insurance		6	8	(25)	7	(14)	14	16	(13)

Gross deposits (on and off balance) by line of business
Life and Savings		327	404	(19)	367	(11)	731	927	(21)

Total gross deposits		327	404	(19)	367	(11)	731	927	(21)

Net deposits (on and off balance) by line of business
Life and Savings		85	(134)	—	(66)	—	(49)	(251)	80

Total net deposits		85	(134)	—	(66)	—	(49)	(251)	80

Revenue-generating investments

	Jun. 30, 2013	Dec. 31, 2012%
Revenue-generating investments (total)	68,873	69,205	—

Investments general account	44,013	43,059	2
Investments for account of policyholders	23,839	25,094	(5)
Off balance sheet investments third parties	1,021	1,052	(3)

UNITED KINGDOM

•	Underlying earnings before tax up to GBP 23 million due to favorable mortality and claims experience

•	Net loss of GBP 3 million includes business transformation costs and the divestment of Positive Solutions

•	New life sales up 45% to GBP 247 million, driven by auto enrollment and strong platform, and group pensions sales

•	Distribution deals with Mercer in the large client and SME workplace savings market; Platform grows at over GBP 100 million a month

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the UK increased to GBP 23 million in the second quarter, driven by favorable mortality and claims experience in Life.

•

Earnings from Life increased to GBP 23 million, driven by improved mortality in annuities and favorable claims experience in individual protection. In addition, earnings benefited from lower expenses and higher interest income as allocated capital increased.

•

Earnings from Pensions declined to nil. The negative effect from adverse persistency, which the UK insurance industry is experiencing as a result of the implementation of the Retail Distribution Review (RDR), amounted to GBP 8 million in the second quarter. This adverse effect is expected to wear off in the second half of 2013. Earnings in the second quarter were also negatively impacted by lower fee income. The fee margin is declining as the older business matures and clients are upgraded to the platform. This new business generates lower fee margins as commission is no longer paid and recovered through fee revenues, which will be offset by the consolidation of assets from other sources and lower expenses as the platform is more cost efficient. These negative impacts were partially compensated by the favorable impact of higher equity markets compared to the second quarter of 2012.

•

Earnings from Distribution are no longer reported separately. Positive Solutions has been sold and Origen was moved into the Pensions line of business, as it is being transformed into a tied agent network following the introduction of RDR.

Net income

The net loss amounted to GBP 3 million, driven by charges of GBP 27 million related to further restructuring as part of Aegon UK’s transformation into a platform-driven business, and a GBP 18 million book loss on the sale of Positive Solutions. Business transformation costs in the second quarter of 2013 were mostly related to the closing of multiple traditional sales offices. The business transformation is expected to continue into 2014, as part of the strategy to transform Aegon’s operations in the United Kingdom into a platform business, which includes upgrading existing customers to the platform. This is expected to increase revenues through consolidating customer assets and to further result in cost efficiencies.

Impairments were GBP 13 million, driven by a single corporate exposure. Realized gains amounted to GBP 23 million, resulting from the switch to high quality corporate credit from UK Gilts.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, increased to 3.8% in the second quarter of 2013. This was primarily due to higher net underlying earnings.

Operating expenses

Operating expenses for the second quarter of 2013 increased 43% to GBP 97 million, as business transformation costs of GBP 27 million were incurred. Excluding these costs, expenses were stable compared to the second quarter of 2012.

Sales New

life sales were up 45% to GBP 247 million compared to the second quarter of 2012, reflecting the launch of income drawdown products on the platform, the benefit of auto enrollment and strong sales in group pensions. Platform sales continued to accelerate during the second quarter of 2013, with growth exceeding GBP 100 million a month as more than 900 advisory firms have been signed up.

Gross deposits continued to grow and amounted to GBP 62 million, mainly driven by platform savings products, as the platform gained momentum in the market. In July, Aegon was appointed by Mercer to become one of three preferred suppliers for its large-client workplace savings service, Mercer Workplace Savings. In addition, Aegon will become the only supplier for Mercers Elect, which focuses on the SME workplace savings market. These appointments further broaden Aegon’s distribution network and highlights the strong competitive positioning of the Aegon Retirement Choices platform.

Market consistent value of new business

The market consistent value of new business in the UK amounted to GBP 17 million, as lower pension margins were offset by higher sales volumes.

Revenue-generating investments

Revenue-generating investments declined to GBP 56 billion, down 3% compared to the end of the first quarter of 2013, primarily as a result of lower equity markets and higher interest rates.

United Kingdom

GBP millions	Notes	Q2 2013	Q1 2013%		Q2 2012%		YTD 2013	YTD 2012%
Underlying earnings before tax by line of business
Life		23	17	35	15	53	40	30	33
Pensions		—	5	—	7	—	5	18	(72)
Distribution		—	(2)	—	—	—	(2)	(1)	(100)

Underlying earnings before tax		23	20	15	22	5	43	47	(9)

Fair value items		(1)	(2)	50	(1)	—	(3)	(3)	—
Realized gains / (losses) on investments		23	1	—	28	(18)	24	28	(14)
Impairment charges		(13)	—	—	—	—	(13)	—	—
Other income / (charges)	7	(43)	4	—	10	—	(39)	15	—

Income before tax		(11)	23	—	59	—	12	87	(86)
Income tax attributable to policyholder return		2	(6)	—	(11)	—	(4)	(16)	75

Income before income tax on shareholders return		(9)	17	—	48	—	8	71	(89)
Income tax on shareholders return		6	(2)	—	(8)	—	4	8	(50)

Net income		(3)	15	—	40	—	12	79	(85)

Net underlying earnings		25	18	39	20	25	43	60	(28)

Commissions and expenses		180	151	19	145	24	331	286	16
of which operating expenses		97	69	41	68	43	166	129	29

New life sales	8
Life single premiums		913	820	11	592	54	1,733	1,192	45
Life recurring premiums annualized		156	162	(4)	111	41	318	229	39

Total recurring plus 1/10 single		247	244	1	170	45	491	348	41

Life		15	15	—	17	(12)	30	34	(12)
Pensions		232	229	1	153	52	461	314	47

Total recurring plus 1/10 single		247	244	1	170	45	491	348	41

Gross deposits (on and off balance) by line of business
Variable annuities		3	2	50	7	(57)	5	14	(64)
Pensions		59	40	48	—	—	99	—	—

Total gross deposits		62	42	48	7	—	104	14	—

Net deposits (on and off balance) by line of business
Variable annuities		(10)	(5)	(100)	(1)	—	(15)	(2)	—
Pensions		58	39	49	—	—	97	—	—

Total net deposits		48	34	41	(1)	—	82	(2)	—

Revenue-generating investments

	Jun. 30,	Dec. 31,
	2013	2012	%
Revenue-generating investments (total)	56,000	54,533	3

Investments general account	8,939	9,196	(3)
Investments for account of policyholders	46,950	45,329	4
Off balance sheet investments third parties	111	8	—

NEW MARKETS

•	Underlying earnings before tax decline 19% to EUR 52 million mainly driven by divestments in Spain and a lower non-life result in CEE

•	Net income up to EUR 143 million driven by the EUR 102 million book gain on the sale of the stake in the joint venture with Unnim

•	New life sales decline to EUR 56 million as continued strong performance in Asia is offset by the effect of divestments in Spain and lower sales in Poland

•	Gross deposits at Aegon Asset Management more than doubled to EUR 5.5 billion on back of higher institutional sales in the United States and the Netherlands

Underlying earnings before tax

In New Markets, Aegon’s underlying earnings before tax declined 19% to EUR 52 million. Divestments in Spain and a lower non-life result in Central & Eastern Europe were partly offset by higher earnings from Aegon Asset Management.

•

Earnings from Central & Eastern Europe declined 52% to EUR 10 million, driven by a lower non-life result in Hungary as a result of adverse claim experience from storms and floods which occurred in Central Europe in the second quarter of 2013. In addition, the introduction of the insurance tax in Hungary had a negative impact of EUR 2 million.

•

Results from Aegon’s operations in Asia declined to EUR 4 million as the positive impact of the growth of the business was offset by an exchange loss of EUR 2 million on a reinsurance settlement and higher non-deferred acquisition costs resulting from the strong growth in variable annuities production in Japan.

•

Earnings from Spain & France decreased 41% to EUR 10 million due to the divestment of the joint ventures with Cívica and Unnim, the latter being derecognized as of May 2013. The comparable quarter of 2012 included underlying earnings of EUR 4 million from the joint venture with Cívica, while the joint venture with Unnim contributed EUR 4 million as compared to EUR 1 million in the second quarter of 2013. Aegon’s new joint venture with Banco Santander, included in earnings from June 2013, has had a negligible impact on earnings. Earnings from France partner La Mondiale were up to EUR 7 million compared to the same quarter of 2012.

•	Results from Variable Annuities Europe amounted to EUR 2 million. The growth of the business more than compensated for costs to position the company for future growth.

•

Earnings from Aegon Asset Management increased 13% to EUR 26 million, as the positive impact of higher third party asset balances and performance fees was greater than the loss of earnings caused by the sale of its stake in US hedge fund manager Prisma in the fourth quarter of 2012.

In June 2013, the Polish government began a consultation process over an overhaul of the Polish state pension system. While the outcome of this process is currently unknown, any changes to the state pension system in Poland may affect Aegon’s Polish pension business and the company’s valuation of this business. At June 30, 2013, intangible assets relating to Aegon’s pension business in Poland amounted to EUR 188 million.

Net income

Net income from Aegon’s operations in New Markets increased to EUR 143 million, due primarily to the gain of EUR 102 million on the sale of the joint venture with Unnim. Impairments amounted to a positive EUR 4 million, due the positive impact of the strengthening of the Hungarian Forint on the Hungarian foreign currency mortgage portfolio. This was offset by a negative result in fair value items on the currency hedge set up to protect this portfolio.

Return on capital

The return on average capital, excluding revaluation reserves and defined benefit plan remeasurements, declined to 5.8%, mainly the result of lower net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 5% to EUR 161 million in the second quarter, due to the higher costs of investments to support future growth in Asia, and the impact of the new insurance tax in Hungary.

Sales

New life sales declined 18% to EUR 56 million. On a comparable basis, excluding the impact of the divestments in Spain, new life sales were stable compared to the second quarter of 2012.

•

In Central & Eastern Europe, new life sales declined 10% to EUR 26 million. Sales growth in Turkey and Slovakia due to improved distribution was more than offset by lower sales in Poland resulting from reduced production in the broker channel.

•

In Asia, new life sales increased 27% to EUR 19 million. This was mainly driven by the launch of a new universal life product in the first quarter of 2013 and the expanded cooperation with a number of private banks.

•

New life sales in Spain declined to EUR 11 million driven by the divestment of partnerships in Spain. Sales from the new joint venture with Santander, which were included as from June 2013, accounted for EUR 2 million of the new life sales in the second quarter of 2013.

New premium production from accident and health insurance business improved significantly to EUR 10 million, driven mainly by Aegon’s direct marketing unit in Asia. New premium production from Aegon’s general insurance business in Central & Eastern Europe was EUR 8 million.

Gross deposits in New Markets amounted to EUR 5.9 billion, more than double compared to the second quarter of 2012. Gross deposits in Aegon Asset Management strongly increased to EUR 5.5 billion. This development was driven by all geographies, of which especially institutional sales in the United States and the Netherlands were higher than in the second quarter of 2012. Strong sales of variable annuities in Japan saw gross deposits in Asia more than quadruple to EUR 160 million.

Market consistent value of new business

The market consistent value of new business in New Markets increased 32% to EUR 25 million. Asia showed a strong improvement over the second quarter of 2012 due to higher margins and increased sales. This outweighed the negative impact of the divestments of the stakes in the joint ventures with Cívica and Unnim in Spain.

Revenue-generating investments

Revenue-generating investments decreased 2% during the second quarter of 2013 to EUR 69 billion, mainly driven by negative market effects resulting from higher interest rates.

New Markets c)

EUR millions	Notes	Q2 2013	Q1 2013%		Q2 2012%		YTD 2013	YTD 2012%
Underlying earnings before tax
Central Eastern Europe		10	16	(38)	21	(52)	26	44	(41)
Asia		4	11	(64)	5	(20)	15	14	7
Spain & France		10	11	(9)	17	(41)	21	42	(50)
Variable Annuities Europe		2	1	100	(2)	—	3	—	—
Aegon Asset Management		26	23	13	23	13	49	52	(6)

Underlying earnings before tax		52	62	(16)	64	(19)	114	152	(25)

Fair value items		(8)	(3)	(167)	(12)	33	(11)	(5)	(120)
Realized gains / (losses) on investments		1	2	(50)	3	(67)	3	5	(40)
Impairment charges		4	(10)	—	—	—	(6)	(4)	(50)
Other income / (charges)		106	(4)	—	—	—	102	(18)	—

Income before tax		155	47	—	55	182	202	130	55
Income tax		(12)	(17)	29	(18)	33	(29)	(45)	36

Net income		143	30	—	37	—	173	85	104

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		142	30	—	37	—	172	85	102
Non-controlling interests		1	—	—	—	—	1	—	—

Net underlying earnings		38	39	(3)	44	(14)	77	103	(25)

Commissions and expenses		234	228	3	219	7	462	427	8
of which operating expenses		161	157	3	154	5	318	297	7

New life sales	12
Life single premiums		175	147	19	142	23	322	288	12
Life recurring premiums annualized		39	48	(19)	53	(26)	87	119	(27)

Total recurring plus 1/10 single		56	63	(11)	68	(18)	119	148	(20)

Life		55	62	(11)	66	(17)	117	141	(17)
Associates		1	1	—	2	(50)	2	7	(71)

Total recurring plus 1/10 single		56	63	(11)	68	(18)	119	148	(20)

Central Eastern Europe		26	28	(7)	29	(10)	54	56	(4)
Asia		19	18	6	15	27	37	30	23
Spain & France		11	17	(35)	24	(54)	28	62	(55)

Total recurring plus 1/10 single		56	63	(11)	68	(18)	119	148	(20)

New premium production accident and health insurance		10	12	(17)	7	43	22	17	29
New premium production general insurance		8	6	33	6	33	14	11	27

Gross deposits (on and off balance)	12
Central Eastern Europe		57	57	—	66	(14)	114	182	(37)
Asia		160	95	68	37	—	255	71	—
Spain & France		1	7	(86)	11	(91)	8	21	(62)
Variable Annuities Europe		110	122	(10)	109	1	232	229	1
Aegon Asset Management		5,527	2,282	142	2,514	120	7,809	5,317	47

Total gross deposits		5,855	2,563	128	2,737	114	8,418	5,820	45

Net deposits (on and off balance)	12
Central Eastern Europe		39	(35)	—	(18)	—	4	24	(83)
Asia		152	70	117	36	—	222	67	—
Spain & France		(3)	(3)	—	(11)	73	(6)	(37)	84
Variable Annuities Europe		(2)	(14)	86	7	—	(16)	35	—
Aegon Asset Management		2,047	127	—	605	—	2,174	1,894	15

Total net deposits		2,233	145	—	619	—	2,378	1,983	20

Revenue-generating investments

	Jun. 30, 2013	Dec. 31, 2012%
Revenue-generating investments (total)	69,007	68,733	—

Investments general account	3,290	3,408	(3)
Investments for account of policyholders	5,862	6,024	(3)
Off balance sheet investments third parties	59,855	59,301	1

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Q2 2013	Q1 2013%		Q2 2012%		YTD 2013	YTD 2012%
Americas	114	95	20	46	148	209	93	125
The Netherlands	42	95	(56)	30	40	137	57	140
United Kingdom	21	21	—	22	(5)	42	49	(14)
New Markets	25	21	19	19	32	46	43	7

Total	202	232	(13)	117	73	434	242	79

Modeled new business, APE and deposits

		Premium business					Premium business
		APE					APE
EUR millions	Notes	Q2 2013	Q1 2013%		Q2 2012%		YTD 2013	YTD 2012%
	9
Americas		279	305	(9)	281	(1)	584	561	4
The Netherlands		75	88	(15)	73	3	163	143	14
United Kingdom		294	286	3	205	43	580	420	38
New Markets		93	108	(14)	157	(41)	201	285	(29)

Total		741	787	(6)	716	3	1,528	1,409	8

		Deposit business					Deposit business
		Deposits					Deposits
EUR millions	Notes	Q2 2013	Q1 2013%		Q2 2012%		YTD 2013	YTD 2012%
	9
Americas		5,507	4,518	22	5,209	6	10,025	10,145	(1)
United Kingdom		—	2	—	10	—	2	17	(88)
New Markets		270	211	28	123	120	481	303	59

Total		5,777	4,731	22	5,342	8	10,508	10,465	—

MCVNB/PVNBP summary

		Premium business				Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q2 2013%			%	YTD 2013%			%
	10
Americas		56	1,212	4.6	20.1	109	2,502	4.4	18.7
The Netherlands		44	965	4.6	59.5	139	2,284	6.1	85.3
United Kingdom		21	2,159	1.0	7.2	42	3,841	1.1	7.2
New Markets		25	824	3.0	26.8	47	1,709	2.7	23.2

Total		146	5,160	2.8	19.7	337	10,336	3.3	22.0

		Deposit business				Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q2 2013%			%	YTD 2013%			%
	10
Americas		58	8,926	0.7	1.0	100	15,555	0.6	1.0
The Netherlands		(2)	83	(2.3)	—	(2)	83	(2.3)	—
United Kingdom		—	—	—	—	—	2	—	—
New Markets		—	314	—	—	(1)	584	(0.1)	(0.2)

Total		56	9,323	0.6	1.0	97	16,224	0.6	0.9

OPERATIONAL HIGHLIGHTS – FIRST SIX MONTHS OF 2013

Underlying earnings before tax

Aegon’s underlying earnings before tax increased 3% compared to the first half of 2012 to EUR 923 million. Business growth and the positive effects of favorable equity markets more than offset the loss of earnings due to the sale of Prisma in the fourth quarter of 2012 and the company’s interests in partnerships in Spain (EUR 27 million), the impact of unfavorable currency exchange rates (EUR 14 million) and higher sales and performance related expenses (EUR 20 million).

Underlying earnings from the Americas increased to EUR 672 million. The 3% increase compared to the first half of 2012 is mainly the result of growth in Variable Annuities and Pensions and an improved underwriting experience in Life & Protection, partly offset by lower fixed annuity earnings due to lower account balances and decreased spreads, as well as higher sales- and employee-related expenses.

In the Netherlands, underlying earnings were up 3% to EUR 159 million as higher earnings in Life & Savings were partly offset by lower Pension earnings due to higher claims related to morbidity and lower investment income.

Underlying earnings from Aegon’s operations in the United Kingdom declined by 9% to EUR 51 million compared to the first half of 2012. Earnings were negatively impacted by adverse persistency (EUR 18 million) following the implementation of the Retail Distribution Review. It is expected that the effects of adverse persistency will start to wear off in the second half of 2013. These effects were partly offset by favorable equity market movements, improved mortality and favorable claims experience.

Underlying earnings from New Markets decreased 25% to EUR 114 million, mainly due to lower underlying earnings from Central & Eastern Europe and Spain. Results in Spain were impacted by EUR 22 million as a result of the divestments of the joint ventures with Banca Cívica and Unnim, as well as the de-recognition of CAM, while earnings from Central & Eastern Europe were impacted by unfavorable claims experience and included a charge of EUR 5 million related to the recently introduced insurance tax in Hungary.

Total holding costs decreased 39% to EUR 73 million, mainly the result of lower net interest expenses following debt redemption.

Net income

Net income decreased 42% to EUR 447 million as higher underlying earnings, higher realized gains and higher other income were more than offset by losses from fair value items.

Fair value items

The results from fair value items amounted to a loss of EUR 556 million. This was primarily caused by the loss on fair value hedges without an accounting match under IFRS, which amounted to EUR 348 million in the first half of 2013. The main drivers were rising equity markets, increased equity market volatility, but also higher interest rates.

Fair value hedging with an accounting match, which include the hedges on Aegon’s GMWB variable annuities block and the guarantees on general account products in the Netherlands, contributed a loss of EUR 72 million to earnings.

Fair value investments underperformed by EUR 47 million during the first half of 2013, mainly driven by alternative investments in the Americas and the residential rental real estate portfolio in the Netherlands.

The loss on other fair value items amounted to EUR 89 million, mainly driven by lower credit spreads impacting outstanding medium term notes, foreign currency movements and rising interest rates.

Realized gains on investments

In the first half, realized gains on investments increased 50% to EUR 195 million and were the result of normal trading activity in the investment portfolio and asset liability management.

Impairment charges

Impairments were declined by 11% to EUR 74 million. They were largely related to impairments on structured assets in the Americas and a single corporate exposure in the UK, as well as residential mortgage loans in the Netherlands and Hungary.

Other income

Other income amounted to EUR 23 million, a significant improvement compared to the first half of 2012. The gain on the sale of the joint venture with Unnim of EUR 102 million and a gain of EUR 85 million related to the recapture of certain reinsurance contracts in the United States, were partially offset by a charge of EUR 81 million related to increased accruals in connection with the company’s use of the U.S. Social Security Administration’s death master-file, charges of EUR 51 million in the United Kingdom mainly related to business transformation costs and the divestment of Positive Solution, and a provision of EUR 25 million in the Netherlands following the KoersPlan court verdict in June.

On June 14, 2013, the Supreme Court denied Aegon’s appeal and confirmed the ruling of the Court of Appeal from 2011 in the KoersPlan case. Aegon will compensate the approximately 35,000 policyholders of KoersPlan-products who were plaintiffs in the litigation. To cover for this liability, Aegon set up a provision of EUR 25 million in the second quarter of 2013. For policyholders of KoersPlan-products not plaintiffs in the litigation, the company is establishing whether any adjustment of the premium is appropriate.

Run-off businesses

The results of run-off businesses amounted to a loss of EUR 1 million, which was primarily due to the reinsurance business. Aegon divested its life reinsurance business during 2011 through a reinsurance transaction and carries an intangible asset as a result. The buyer of the divested life reinsurance business transferred client contracts onto its own book faster than originally anticipated resulting in an acceleration of the amortization of the intangible asset during the first half of 2013 (EUR 19 million). This impact more than offset higher earnings from the institutional spread business and payout annuities.

Income tax

Income tax amounted to EUR 63 million in the first six months. The effective tax rate on underlying earnings for the first half of 2013 was 26%. The effective tax rate on total income was 12% driven by the combined effects of negative fair value items taxed at nominal rates, tax credits and the tax exempt items including the gain on the sale of the Unnim joint venture.

Return on equity

Return on equity decreased to 6.3% for the first half of 2013 as higher net underlying earnings were more than offset by the increase in shareholders’ equity resulting from the conversion of the preferred shares into common shares. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 7.0% over the same period.

Operating expenses

In the first half, operating expenses increased 5% to EUR 1,648 million mainly as a result of higher sales and employee performance related expenses in the United States and business transformation costs.

Sales

Compared to the first half of 2012, Aegon’s total sales increased 10% to EUR 3.7 billion. New life sales were up by 17%, driven mainly by higher pension production as a result of strong market propositions in the Netherlands and the United Kingdom. In the Americas, new life sales declined by 5%, primarily driven by lower universal life sales due to product withdrawals and product redesign, resulting from the focus on value creation. Gross deposits were up 9% compared to the first half of 2012, with particular success in both the variable annuity and retail mutual fund businesses in the United States and Aegon Asset Management. Net deposits, excluding run-off businesses, amounted to EUR 5.2 billion and were primarily driven by variable annuity and retirement deposits in the United States and third party inflow at Aegon Asset Management.

Market consistent value of new business

The market consistent value of new business increased strongly to EUR 434 million mainly as a result of strong sales growth and higher margins in the United States and a higher contribution from mortgages and pension production in the Netherlands.

Revenue-generating investments

Revenue-generating investments increased 1% during the first half of 2013 to EUR 466 billion, as net inflows and favorable equity market movements more than offset the negative impact of rising interest rates.

Capital management

Shareholders’ equity decreased EUR 2.4 billion compared to the end of 2012 to EUR 21.1 billion at June 30, 2013, as higher interest rates resulted in lower revaluation reserves. The revaluation reserve declined by EUR 2.3 billion to EUR 3.7 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 18.3 billion. The gross financial leverage ratio declined to 30.5% in the first half, as a USD 750 million senior bond which matured in June was not refinanced. In combination with the net income for the period, this more than offset the cash outflow from the conversion of the preferred shares.

Excess capital in the holding slightly declined to EUR 1.9 billion, as distributions to the holding and the proceeds on the sale of the joint venture with Unnim were more than offset by the cash used for the conversion of the preferred shares, the investment in the new joint venture with Santander and interest payments and operating expenses. During the first half of 2013, Aegon received EUR 0.6 billion net cash distributions from its operating units. The Americas contributed EUR 0.5 billion and the Netherlands EUR 0.3 billion.

Shareholders’ equity per common share, excluding revaluation reserves and defined benefit plan remeasurements, amounted to EUR 8.69 at June 30, 2013.

At June 30, 2013, Aegon’s Insurance Group Directive (IGD) ratio slightly declined to 220%, including a 6% negative impact from the exchange of the preferred shares and a 13% negative impact from IAS 19. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States decreased to ~465% as net income for the first six months was offset by the USD 0.6 billion distributions to the holding. The Pillar I ratio in the United Kingdom was ~170% at the end of the first half of 2013, reflecting favorable movements of interest rates. The IGD ratio excluding the benefit from the introduction of the ultimate forward rate and Aegon Bank in the Netherlands increased to ~235%, driven by the net income for the first six months and rising interest rates.

Cash flows

Operational free cash flows were EUR 1,227 million in the first half of 2013. Excluding one-time items of EUR 217 million and market impacts of EUR 318 million, operational free cash flows amounted to EUR 693 million. The one-time items were primarily related to model refinements and methodology changes in the Netherlands, as well as lower cash flow testing reserves in the United States. The impact of market movements during the first half mainly resulted from rising interest rates, where the benefit in the Americas more than offset the negative impact in the Netherlands.

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of jv’s and Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of its business including insight into the financial measures that Aegon’s senior management uses in managing its business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them. Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult. For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

2)	This note is not being used.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

5)

Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. The capital base ratio excludes Aegon’s revaluation reserve and defined benefit plan remeasurements.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).

11)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q2 2013	YTD 2013
Employee expenses	528	1,040
Administrative expenses	286	549

Operating expenses for IFRS reporting	814	1,589
Operating expenses related to jv’s and associates	30	59

Operating expenses in earnings release	844	1,648

12)	New life sales, gross deposits and net deposits data include results of jv’s and Aegon’s associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)

2012 comparative figures have been restated to reflect changes in accounting policies driven by IFRS 10 and 11 as well as IAS 19. Refer for more details to the Q2 2013 condensed consolidated interim financial statements.

ADDITIONAL INFORMATION

The Hague – August 8, 2013

Media conference call

7:45 a.m. CET

Podcast available after the call on aegon.com

Analyst & investor conference call

09:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Two hours after the conference call, a replay will be available on aegon.com.

Presentations

Presentations will be available on aegon.com at 7:35 a.m. CET

Supplements

Aegon’s Q2 2013 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

DISCLAIMERS

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and market consistent value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of Aegon’s Condensed consolidated interim financial statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-GAAP measures, together with the IFRS information, provide meaningful supplemental information that Aegon’s management uses to run its business as well as useful information for the investment community to evaluate Aegon’s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholders’ equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Aegon

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have millions of customers across the globe. Further information: aegon.com.